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                              December 14, 2020

       William Niles
       Chief Executive Officer
       Monitronics International, Inc.
       1990 Wittington Place
       Farmers Branch, TX 75234

                                                        Re: Monitronics
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No. 333-110025

       Dear Mr. Niles:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Year Ended December 31, 2019 Compared to Year Ended December 21, 2018, page 32

   1. We note that you present non-GAAP combined financial information for the year ended
                                                        December 31, 2019 which
includes results of operations for the predecessor and successor entities in the tables
on pages 32 and 34 and in your discussion of your operating results for this period. To the
extent you wish to discuss your combined results of operations for these periods, please
revise to discuss and specifically quantify the impact that the adoption of fresh start
accounting had on the successor entities results of operations. Your disclosures in your
quarterly reports on Form 10-Q and in your earnings releases furnished in Form 8-Ks should be
similarly revised.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 William Niles
Monitronics International, Inc.
December 14, 2020
Page 2

action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions.



FirstName LastNameWilliam Niles                         Sincerely,
Comapany NameMonitronics International, Inc.
                                                        Division of Corporation
Finance
December 14, 2020 Page 2                                Office of Trade &
Services
FirstName LastName